January 12, 2007

BY ELECTRONIC TRANSMISSION

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Lenox Group Inc. Form 10-K for the fiscal year ended December 31, 2005

Lenox Group Inc. Forms 10-Q for the quarters ended April 1, July 1, and September 30, 2006

File No. 1-11908

Dear Mr. Decker:

This letter is in response to your letter dated December 29, 2006 to Lenox Group Inc. (the “Company”). For your ease of reference, we have reproduced your comment in full below before providing our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

18. Environmental Matters, page F-34

“1. You indicate that you recorded a liability of approximately $3.3 million in other non-current liabilities, which represents the net present value of estimated future costs discounted at 5.25%. However, on page 26, you indicate that no amounts related to these obligations are reflected in the table because the liability recorded is based on management’s estimate and the timing and amount of payments are uncertain. According to paragraph 132 of SOP 96-1, a liability may be discounted to reflect the time value of money if the aggregate amount of the liability and the amount and timing of cash payments for the liability are fixed and reliably determinable. Please tell us how you determined that it was appropriate to discount the environmental liability.”

Company Response:

The Company’s environmental liability of $3.3 million at December 31, 2005 principally related to two environmental sites in New Jersey. At the first site, the Company has satisfied all remediation requirements and is in the post-remediation phase. In this phase, the Company is incurring annual ongoing monitoring and maintenance costs. The Company contracts with third parties to perform these monitoring and maintenance activities. The liability is comprised of expected current and future costs related to the annual monitoring and maintenance program taking into consideration historical costs to perform such activities and consultation with outside legal counsel and outside environmental specialists. The Company believes such costs are reliably determinable given we hold existing contracts with third parties to provide such ongoing services and the nature of the activities they perform is predictable. The Company expects the monitoring and maintenance program to last 30 years which was established in the Remedial Action Workplan (i.e. an agreement between Lenox, other responsible parties, and the New Jersey Department of Environmental Protection) which we understand is also consistent with the U.S. Environmental Protection Agency’s benchmark for Superfund sites. $1.4 million of the Company’s $3.3 million environmental liability related to this site.

The Company is in the remediation phase of the second site which principally consists of “pumping and treating” ground water which contains trichloroethylene. The Company has contracts with outside third parties related to “pumping and treating” the ground water. The Company believes expected current and future costs related to this phase as well as the subsequent post-remediation monitoring and maintenance phase are reliably determinable based on actual costs incurred to date (i.e. the Company has been in the “pump and treat” remediation phase for over 10 years and the costs incurred each year have consistently fallen within a narrow range), based on existing contracts with outside third parties, and based on discussions with an outside environmental specialist and outside legal counsel. Given our current test results and the standards to which we are measured, the Company expects to be in the “pump and treat” remediation phase for a total of 20 years followed by approximately 10 years of monitoring and maintenance for a total of approximately 30 years. This 30 year period is consistent with benchmarks established by the U.S. Environmental Protection Agency for Superfund sites. $1.9 million of the Company’s $3.3 million environmental liability related to this site.

Paragraph 132 of SOP 96-1 states that “the measurement of the liability, or of a component of the liability, may be discounted to reflect the time value of money if the aggregate amount of the liability or component and the amount and timing of cash payments for the liability or component are fixed or (emphasis added) reliably determinable”. Although its environmental costs are not fixed, the Company does believe its environmental costs are reliably determinable based on the remediation stage of its environmental sites, based on the number of years of experience incurring remediation costs at these sites, based on existing contracts with outside third parties to perform the remediation and post-remediation activities, and based on discussions with an outside environmental specialist and outside legal experts as explained above.

On page 26 of the Company’s Form 10K, it states that the Company did not include the environmental liability in its contractual obligation table because the “liability recorded is based upon management’s estimate and the timing and amount of payments are uncertain”. To avoid any possible inconsistent interpretation, the Company plans to include the environmental costs in the contractual obligation table when it files its Form 10K for the period ending December 30, 2006 and in all future applicable filings.

We acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 952-943-4513 with any additional comments or questions. Thank you for your time and consideration.

Very truly yours,

/s/ Timothy J. Schugel
Timothy J. Schugel Chief Financial Officer and Executive Vice President

cc:  Deloitte & Touche